

May 2, 2011

Baby All Corp.
113 Barksdale Professional Center
Newark DE 19711

> **Re: Baby All Corp.**
> **Registration Statement on Form S-1**
> **Filed April 5, 2011**
> **File No. 333-173302**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Revise the cover page to disclose that there is no minimum number of shares required to be sold and that the proceeds from this offering will not be held in an escrow account. Your revised disclosure should clearly state that the funds will be immediately available to the company and, as such, would be subject to claims by your creditors in a bankruptcy proceeding. Provide similar disclosure in your summary.

Our Company, page 5

2. Please briefly describe the capital needed and steps remaining in order to begin generating revenue from your planned business.

3.   Please expand the first paragraph of this section to clarify whether Mrs. Franchi is the inventor of the patented technology. Also, please describe for us, with a view to disclosure, the inventor's experience in developing patents.

4.   Please describe for us, with a view to disclosure, the processes and costs associated with the design and patenting of your technology to date.

5.   Please tell us, with a view to disclosure, the basis for your statement in the second sentence of this section that your "technology has the potential to be adopted as a standard in all homes."

6.   We note the disclosure in the first risk factor on page 10. Please expand this section to prominently disclose that you will rely on third parties to develop, manufacture and market your proposed product.

7.   Please expand this section to disclose your losses, assets and liabilities. Also, clarify whether you currently have or expect to generate in this offering sufficient resources to repay your liabilities. We note the disclosure in the fifth paragraph on page 20.

8.   We note the disclosure in the second paragraph on page 28. Please disclose the primary market in which you plan to sell your product.

The Offering, page 6

9.   We note the disclosure in the first paragraph on page 20. Please expand this section to disclose that you may need to cease operations if you do not raise proceeds of at least $30,000.

Selected Summary Financial Data, page 7

10.   We note your references to incorporation dates of November 29, 2010 on page 5 and December 1, 2010 on page F-7. Additionally, we see that your selected summary financial data indicates an inception date of November 29, 2010
while your audited financial statements indicate an inception date of December 1, 2010. Please revise your filing to be consistent throughout.

11.   Please round your loss per common share here and throughout your document to the nearest whole cent.

We do not have sufficient cash to fund our operating expenses, page 8

12.   Please quantify the funding you expect to require in the near and long term.

There is no established public market for our stock, page 14

13.   Please tell us why you do not disclose in this section the market mentioned in the second paragraph on page 28.

14.   With a view toward disclosure, please tell us whether your shares are eligible to be resold in any states.

Use of Proceeds, page 14

15.   Revise the third paragraph on page 15 to clarify that you will file a pre-effective amendment to reflect any changes in the proposed use of proceeds from this offering.

Our Business, page 16

16.   Please disclose, if applicable, the extent to which your product or business is subject to any material government regulations in the United States and Israel.

17.   Please clarify how your product differs from the products of your competitors in the industry.

Research and Development, page 18

18.   To the extent you have incurred no research and developments costs, please revise accordingly.

Directors, Executive Officers, Promoters, page 23

19.   Please revise the biography of Ms. Schwartz to clarify whether she received a master's degree.

Certain Relationships and Related Transactions, page 25

20.   Please expand the fourth paragraph of this section to disclose when you received the loans from Ms. Schwartz and Ms. Shalom.

21.   Please disclose the portion of the loans used to acquire the patent.

Security Ownership of Certain Beneficial Owners and Management, page 26

22.   Please show the effect of this offering on the percentages set forth in the table.

Our Common Stock, page 27

23.   Please disclose the date on which your outstanding securities could be sold pursuant to Rule 144.

24.   Please describe the circumstances under which you can make calls and assessments on your stock as mentioned Article X Section 6 of your exhibit 3.2 to your registration statement.

Offering Periods and Expiration Date, page 28

25.   Please expand this section to discuss your ability to reject subscriptions.

Financial Statements, page F-1

26.   Please update your financial statements when required by Rule 8-08 of Regulation S-X.

Note 3. Patent, page F-10

27.   Please disclose why you elected to expense the patent acquired from a third party.

Exhibit 23.1

28.   Please include a currently dated and signed consent from your independent auditors with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz (202) 551-3628 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax): John A. Cacchioli, Esq.